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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            ODYSSEY HEALTHCARE, INC.
                                (Name of Issuer)



                          Common Stock, $.001 par value
                         (Title of Class of Securities)



                                   67611V 10 1
                                 (CUSIP Number)

                                October 30, 2001
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 67611V 10 1

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1         Name of Reporting Person:  David L. Steffy

          I.R.S. Identification Number of Above Person (entities only):  N.A.
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2         Check the Appropriate Box if a Member of a Group              (a) [ ]

                                                                        (b) [ ]
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3         SEC Use Only

4         Citizenship or Place of Organization                     United States
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   Number of Shares Beneficially     5   Sole Voting Power              842,515
                                     ------------------------------------------
      Owned by Each Reporting        6   Shared Voting Power                  0
                                     ------------------------------------------
            Person With              7   Sole Dispositive Power         842,515
                                     ------------------------------------------
                                     8   Shared Dispositive Power             0
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9         Aggregate Amount Beneficially Owned by Each Reporting Person  842,515

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10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [ ]

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11        Percent of Class Represented by Amount in Row (9) (1)           5.90%

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12        Type of Reporting Person                                          IN

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(1)  Based on 14,253,182 shares of Common Stock (including the exercise of the overallotment option granted to the underwriters) outstanding as of October 30, 2001, as reported in the Registrant's Final Prospectus dated October 30, 2001.


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ITEM 1(a).        NAME OF ISSUER.

                  Odyssey HealthCare, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  717 N. Harwood, Suite 1500
                  Dallas, Texas 75201

ITEM 2(a) .       NAMES OF PERSON FILING.

                  David L. Steffy

ITEM 2(b).        ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                  The address for David L. Steffy is 6 Cypress Point Lane, Newport Beach, California 92660.

ITEM 2(c).        CITIZENSHIP.

                  David L. Steffy is a citizen of the United States.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $.001 per share.

ITEM 2(e).        CUSIP NUMBER.

                  67611V 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

ITEM 4.           OWNERSHIP.

         David L. Steffy may be deemed to beneficially own 842,515 shares of Common Stock, representing approximately 5.90% of the total outstanding shares of Common Stock. Mr. Steffy has sole voting and dispositive power with respect to all such shares.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not Applicable.


                                     Page 3
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ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  January 24, 2002                                *
                                         --------------------------------------
                                         Name:  David L. Steffy


                                         *By: /s/ DOUGLAS B. CANNON
                                              ---------------------------------
                                                  Douglas B. Cannon
                                                  Attorney-in-Fact


                         [Signature Page - Schedule 13G]